____________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________________________________

FORM 11-K

____________________________________________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 001-33002

____________________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

L-1 IDENTITY SOLUTIONS, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

L-1 IDENTITY SOLUTIONS, INC.

177 Broad Street

Stamford, Connecticut 06901

____________________________________________________________________

L-1 IDENTITY SOLUTIONS, INC.

L-1 IDENTITY SOLUTIONS, INC. 401(K) PLAN (the “Plan”)

YEAR ENDED DECEMBER 31, 2008

Table of Contents

a) Financial Statements	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements

Supplementary Information:

Form 5500, Schedule H, IV, item 4i – Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, IV, item 4a – Schedule of Delinquent Participant Contributions

Signatures

4-10 11 12 13
b) Exhibits	Exhibit No.
Consent of Independent Registered Public Accounting Firm	23

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

L-1 Identity Solutions, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the L-1 Identity Solutions, Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Board of Directors of L-1 Indentity Solutions, Inc., the Plan's sponsor, voted on April 1, 2008 and July 29, 2008, to merge the Identix 401(K) Plan and the Digimarc Company Contribution Plan and Digimarc 401(K) Plan into the Plan effective April 4, 2008 and November 3, 2008, respectively.  All plan assets were transeferred to the Plan on the respective effective dates.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of or for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Stamford, Connecticut

June 26, 2009

L-1 Identity Solutions, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	December 31,
Assets	2008	2007

Investments, at fair value (Notes 2 and 3)
Mutual funds	$24,608,426	$13,454,312
Common/collective trust	5,522,529	2,311,627
Participant loans	918,033	171,557
Total investments	31,048,988	15,937,496

Receivables:
Employer contributions	186,353	56,112
Employee contributions	69,894	22,327
Other (Note 8)	-	2,567
Total receivables	256,247	81,006

Net Assets Available for Benefits, at Fair Value	31,305,235	16,018,502

Adjustment from fair value to contract value for interest in
common/collective trust relating to fully benefit-responsive investment contracts	244,781	9,190

Net Assets Available for Benefits	$31,550,016	$16,027,692

See Notes to Financial Statements.

L-1 Identity Solutions, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

December 31, 2008
Additions to net assets attributed to:
Investment (loss) income:
Net depreciation of investments (Note 2)	$(11,917,465)
Interest and dividend income	1,093,938

Total investment loss	(10,823,527)

Contributions:
Employees	3,743,021
Employer	1,719,600
Rollovers	653,848
Total contributions	6,116,469

Transfer of net assets from merged plans (Note 1)	23,165,755

Total additions, net	18,458,697

Deductions from net assets attributed to:
Benefits paid to participants	2,911,303
Administrative expenses	25,070
Total deductions	2,936,373

Net Increase	15,522,324

Net assets available for benefits:
Beginning of year	16,027,692

End of year	$ 31,550,016

See Notes to Financial Statements.

L-1 IDENTITY SOLUTIONS, INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The following description of the L-1 Identity Solutions, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement and Summary Plan Description for a more complete description of the Plan's provisions.

General and Eligibility: The Plan is a defined contribution plan covering substantially all employees, excluding leased employees, of L-1 Identity Solutions, Inc. (the "Company"). Eligible employees of the Company over age 21 may join the Plan commencing on the first day of the month coinciding with or next following the date on which such Plan requirements are satisfied. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective April 4, 2008, the Identix 401(k) Plan was merged into the Plan. In November 2008, participants in both the Digimarc Company Contribution Plan and the Digimarc 401(k) Plan transferred assets to the Plan, which was also treated as a plan merger.

Contributions: Participants may contribute a percentage of eligible compensation to the Plan, subject to certain Internal Revenue Code ("IRC") limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants who have attained age 50 before the end of a calendar year may elect to defer additional amounts (called “catch-up contributions”) to the Plan as of January 1st of that year. The additional amounts may be deferred regardless of any other limitations on the amount that these participants defer to the Plan. The maximum catch-up contribution that can be made in 2008 is $5,000.

The Company may make a discretionary matching contribution, to be determined annually based on a percentage of the employees’ pretax contributions, but subject to a maximum 4% of the employees’ eligible compensation contributed to the Plan. The Company made matching contributions in units of the Unitized L-1 Stock Fund. The Company may also make discretionary profit sharing contributions, of which there were none during the year ended December 31, 2008. Contributions were subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution, the Company matching contributions (if any), and allocations of Plan earnings and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options: Participants may direct contributions to mutual funds or other investment options chosen by the Company. Participants may change their investment options at any time.

Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants' accounts, with respect to the employer's contributions, vest based on the Division in which they are employed. Employer contributions vest ratably over time, ranging from immediate vesting to graded vesting of 25% after one year of employment to 100% after four years of employment.

Forfeitures: Nonvested forfeitures may be used to pay employer contributions. Forfeitures available to offset against employer contributions are $189,441 and $110,612 at December 31, 2008 and 2007, respectively. During 2008, $76,282 of forfeitures were used to reduce employer contributions.

Unitized L-1 Stock Fund: In April 2008, the Plan introduced the Unitized L-1 Stock Fund (the “Fund”) and the majority of the fund is made up of L-1 Company Stock and the rest is invested in a short-term investment fund (“STIF”). The STIF component allows participants to execute daily transactions into and out of the Fund. Participants transact at the net asset value (“NAV”) of the Fund, rather than the stock price, and receive “units” of the participation rather than shares. These units can be converted to share equivalents and allow processing similar to holding actual shares of L-1 common stock for receipts of dividends, proxy voting and in-kind withdrawals. There is a per share commission that is reflected in the Net Asset Value of the L-1 Stock Fund. The Fund absorbs the commission charge. Additionally, there are no restrictions to sell units of the L-1 Stock Fund except as required by Federal Securities Laws or by Company policies.

Payment of Benefits: Under the Plan, withdrawals may be made from the participant's account for in-service distributions and hardship. An in-service distribution is allowed if an active participant has reached the age of 59-1/2. Hardship withdrawals are allowed if certain criteria are met. If a participant terminates service, the entire amount in his or her salary deferral account and the vested portion of his or her employer account may be distributed or rolled over in the form of a lump-sum payment or distributed in installment payments, as directed by the participant, if the account balance exceeds $5,000, otherwise, the vested portion will be distributed in a lump-sum payment. If continuous service is terminated by death, disability, or retirement, the entire balance is distributed in the form of a lump-sum payment.

Benefits are recorded when paid.

Participant Loans: Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years or, if a participant requests a loan for the acquisition of a principal residence, the loan may have a term of up to thirty years. The loans are secured by the vested balance in the participants’ accounts and bear interest at rates ranging from 5.0% to 10.25% which represent fixed rates determined by the Plan Administrator based upon the prevailing interest rates charged by persons in the business of lending money for loans. Principal and interest is paid ratably through payroll deductions. In the case of termination of employment, the entire outstanding loan balance is immediately due and payable.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right to alter, amend or terminate the Plan by action of its Board of Directors, subject to the provisions of ERISA. In the event of termination, each participant will automatically become 100% vested in his or her account balance and distributions shall be made in accordance with the provisions of the Plan.

Administrative Expenses: Certain administrative expenses of the Plan are paid directly by the Company.

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value as described below. Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized gains and losses on sales during the year and current year changes in unrealized gains or losses based on the fair value of investments held at year end.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157) which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;
•

Level 2 — Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

•

Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds — Investments in publicly traded mutual funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Investments in the Unitized L-1 Stock Fund are valued based on cash held in the account plus the ending quoted closing price of the common stock of L-1 Identity Solutions, Inc. that is held by the account on the last day of the Plan year and is classified within level 1 of the valuation hierarchy.

Common and Collective Trust —The common/collective trust account is stated at fair value ($1/share) as reported by the Plan’s trustee. Units in a common/collective trust account are not traded on securities exchanges but are redeemable only by the issuer. The value of the Plan’s investment in common/collective trust represents the value of the Plan’s interest in the overall value of the common/collective trust.

Loans to Participants — Loans to plan participants are valued at amortized cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

2. INVESTMENTS

Except for its investment in a common/collective trust, the Plan’s investments are held in shares of mutual funds. The following table presents investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,
	2008	2007
Investments, at fair value:
Managed Income Portfolio	$3,519,594	$ -
PIMCO Total Return Fund Administrative Class	3,104,879	-
American Funds Growth Fund of America Class R4	2,059,556	-
Fidelity Stable Value	2,002,935	-
Victory Special Value Fund Class A	1,863,846	-
L-1 Stock Fund	1,774,681	-
Fidelity Fund	1,722,226	-
Wells Fargo Advantage Small Cap Value Fund	1,646,521	-
Fidelity Advisor Stable Value Fund	-	2,311,627
Victory Diversified Stock	-	1,857,341
Fidelity Advisor Small Cap Fund	-	1,775,101
Fidelity Advisor Freedom 2015	-	1,470,592
Oppenheimer Developing Markets	-	1,231,665
Fidelity Advisor Freedom 2030	-	855,042
Other investments	13,354,750	6,436,128
Total investments	$31,048,988	$15,937,496

Fidelity represents parties-in-interest to the Plan.

3. FAIR VALUE MEASUREMENTS

See “Investment Valuation” in Note 1 for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. Below are the Plan’s financial instruments carried at fair value on a recurring basis at December 31, 2008 by the FAS 157 fair value hierarchy levels described in Note 2.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 and 2007:

	Assets at Fair Value as of December 31. 2008
	Level 1	Level 2	Level 3	Total
Common/Collective Trust:
Managed Income Portfolio	$ -	$ -	$3,519,594	$3,519,594
Fidelity Stable Value	-	-	2,002,935	2,002,935
Mutual Funds:
PIMCO Total Return Fund Administrative Class	3,104,879	-	-	3,104,879
American Funds Growth Fund of America Class R4	2,059,556	-	-	2,059,556
Victory Special Value Fund Class A	1,863,846	-	-	1,863,846
L-1 Stock Fund	1,774,681	-	-	1,774,681
Fidelity Fund	1,722,226	-	-	1,722,226
Wells Fargo Advantage Small Cap Value Fund	1,646,521	-	-	1,646,521
Fidelity International Discovery Fund	1,478,136	-	-	1,478,136
Spartan U.S. Equity Index Fund Investor Class	1,388,655	-	-	1,388,655
Fidelity Freedom 2015 Fund	1,162,077	-	-	1,162,077

Fidelity Freedom 2020 Fund	940,132	-	-	940,132
Fidelity Freedom 2025 Fund	896,279	-	-	896,279
Fidelity Freedom 2030 Fund	890,900	-	-	890,900
Allianz NFJ Dividend Value Fund Administrative Class	860,896	-	-	860,896
Fidelity Emerging Markets Fund	623,727	-	-	623,727
Fidelity Diversified International Fund	529,485	-	-	529,485
Fidelity Freedom 2040 Fund	519,049	-	-	519,049
Fidelity Low-Priced Stock Fund	451,339	-	-	451,339
Fidelity Select Energy Portfolio	388,053	-	-	388,053
Fidelity Contrafund	334,025	-	-	334,025
Fidelity Freedom 2035 Fund	321,521	-	-	321,521
PIMCO Real Return Fund Administrative Class	271,258	-	-	271,258
Fidelity Capital & Income Fund	256,923	-	-	256,923
Spartan Extended Market Index Fund Investor Class	212,479	-	-	212,479
Vanguard Small Cap Index Fund Investor Shares	211,853	-	-	211,853
Fidelity Freedom 2010 Fund	202,668	-	-	202,668
Cohen & Steers Realty Shares, Inc.	186,189	-	-	186,189
Fidelity Freedom 2045 Fund	86,878	-	-	86,878
Fidelity Income Freedom	85,319	-	-	85,319
Spartan International Index Fund Investor Class	77,823	-	-	77,823
Fidelity Freedom 2005 Fund	35,405	-	-	35,405
Fidelity Freedom 2050 Fund	25,648	-	-	25,648
Participant loans	-	-	918,033	918,033
Total assets at fair value	$24,608,426	$ -	$6,440,562	$31,048,988

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	Level 3 Assets
	Year Ended December 31, 2008
	Common/Collective Trust	Participant loans
Balance, beginning of year	$ 0	$ 0
Transfers to level 3 upon addoption	2,311,627	171,557
Realized gains/(losses)	-	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-	-
Purchases, sales, issuances and settlements (net)	3,210,902	746,476
Balance, end of year	$5,522,529	$ 918,033

4. PARTY-IN-INTERST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest. Participant loans also qualify as party-in-interest transactions.

The Company funds the employer match for the Plan in common stock through registered shares to the L-1 Stock Fund. Fidelity Management Trust Company is the record keeper and trustee for this fund.

5. TAX STATUS

The Company has adopted a standardized prototype plan, and the Internal Revenue Service has issued an opinion letter, dated October 9, 2003, stating that the prototype plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The adopted Plan has been amended since the date of the letter, however, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

6. PROHIBITED TRANSACTIONS

During the 2008 and 2007 plan year, the Plan sponsor inadvertently failed to deposit approximately $0.8 million and $0.4 million of participant deferrals within the required time frame as stated by the United States Department of Labor (DOL). The United States Department of Labor considers the late deposits to be a prohibited transaction. The Plan sponsor will file Form 5330 and pay the applicable excise tax. The excise tax payments will be made from the Plan sponsor assets and not from the assets of the Plan.

The Plan was audited by the DOL for the 2005 and 2006 plan years and noted untimely deposit of employees’ contributions. The Plan has responded and complied with the DOL findings and is awaiting a final disposition letter from the DOL indicating that the matter has been settled. The Plan does not believe that there will be any material adverse financial statement impact resulting from this matter.

7. SUBSEQUENT EVENT

In fiscal year 2009, the Company merged into the Plan the McClendon Corporation 401(k) Plan and the Advanced Concepts, Inc. 401(k) Plan.

8. OTHER RECEIVABLES

During the year ended December 31, 2006, the Plan transferred its assets from MFS Retirement services to Fidelity Management Trust Company. During this process, the sponsor inadvertently failed to withhold employee and employer deferrals for certain participants. The amount of deferrals not withheld for December 31, 2006 was $2,567.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, for the respective years:

	For the years ended December 31,
	2008	2007
Net assets available for benefits per the financial statements	$ 31,550,016	$ 16,027,692
Less: Employer contributions receivable per financial statements	(186,353)	(56,112)
Less: Employee contributions receivable per financial statements	(69,894)	(22,327)
Less: Other receivable per financial statements	-	(2,567)
Less: Adjustment from fair value to contract value per financial statements	(244,781)	(9,190)
Net assets available for benefits per the Form 5500	$ 31,048,988	$ 15,937,496

The following is a reconciliation of participant contributions per the financial statements to the Form 5500:

For the year ended
December 31,
2008
Participant contributions per the financial statements:	$ 3,743,021
Add: 2007 participant contribution receivable per financial statements	22,327
Add: 2007 other contribution receivable per financial statements	2,567
Less: 2008 participant contribution receivable per financial statements	(69,894)
Participant contributions per the Form 5500	$ 3,698,021

The following is a reconciliation of employer contributions per the financial statements to the Form 5500:

For the year ended
December 31,
2008
Employer contributions per the financial statements:	$1,719,600
Add: 2007 employer contribution receivable per financial statements	56,112
Less: 2008 employer contribution receivable per financial statements	(186,353)
Employer contributions per the Form 5500	$1,589,359

The following is a reconciliation of investment income per the financial statements to the Form 5500:

For the year ended
December 31,
2008
Total investment loss per the financial statements:	$(10,823,527)
Less: Adjustment from fair value to contact value for interest in common/collective trust	(235,591)
Total investment loss per the Form 5500	$(11,059,118)

10. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

L-1 Identity Solutions, Inc. 401(k) Plan

EIN: 04-30742930

Form 5500, Schedule H, Part IV Item 4i - Schedule of Assets (Held at End of Year)

December 31, 2008 and 2007

See Independent Auditor's Report

		December 31
		2008
			Fair
Description of Asset		Shares	Value

*	Managed Income Portfolio	3,709,448	$ 3,519,594
	PIMCO Total Return Fund Administrative Class	306,201	3,104,879
	American Funds Growth Fund of America Class R4	101,356	2,059,556
*	Fidelity Stable Value	2,057,862	2,002,935
	Victory Special Value Fund Class A	181,839	1,863,846
*	L-1 Stock Fund	260,981	1,774,681
*	Fidelity Fund	75,669	1,722,226
	Wells Fargo Advantage Small Cap Value Fund	90,717	1,646,521
*	Fidelity International Discovery Fund	62,553	1,478,136
*	Spartan U.S. Equity Index Fund Investor Class	43,531	1,388,655
*	Fidelity Freedom 2015 Fund	135,757	1,162,077
*	Fidelity Freedom 2020 Fund	93,545	940,132
*	Fidelity Freedom 2025 Fund	108,904	896,279
*	Fidelity Freedom 2030 Fund	91,281	890,900
	Allianz NFJ Dividend Value Fund Admistrative Class	89,027	860,896
*	Fidelity Emerging Markets Fund	48,016	623,727
*	Fidelity Diversified International Fund	24,616	529,485
*	Fidelity Freedom 2040 Fund	92,853	519,049
*	Fidelity Low-Priced Stock Fund	19,522	451,339
*	Fidelity Select Energy Portfolio	12,901	388,053
*	Fidelity Contrafund	7,380	334,025
*	Fidelity Freedom 2035 Fund	40,040	321,521
	PIMCO Real Return Fund Administrative Class	28,705	271,258
*	Fidelity Capital & Income Fund	47,055	256,923
*	Spartan Extended Market Index Fund Investor Class	9,423	212,479
	Vanguard Small Cap Index Fund Investor Shares	10,385	211,853
*	Fidelity Freedom 2010 Fund	19,563	202,668
	Cohen & Steers Realty Shares, Inc.	5,031	186,189
*	Fidelity Freedom 2045 Fund	13,203	86,878
*	Fidelity Income Freedom	8,925	85,319
*	Spartan International Index Fund Investor Class	2,910	77,823
*	Fidelity Freedom 2005 Fund	4,220	35,405
*	Fidelity Freedom 2050 Fund	3,970	25,648
*	Participant Loans (4% to 9.25%)		918,033

			$31,048,988

* - Represents a party-in-interest to the Plan.

L-1 Identity Solutions, Inc. 401(k) Plan
EIN: 04-30742930

Form 5500, Schedule H, Part IV, Item 4a - Schedule of Delinquent Participant Contributions

See Independent Auditor's Report

	Participant	Total that
	Contributions	Constitute Nonexempt
	Transferred	Prohibited
	Late to Plan	Transactions

December 31, 2008	$830,862	$830,862

December 31, 2007	$420,373	$420,373

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) of the L-1 Identity Solutions, Inc. 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

L-1 IDENTITY SOLUTIONS, INC. 401(k) PLAN
By:	/s/ James A. DePalma
	Name:	James A. DePalma
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Dated: June 26, 2009

Exhibit Index

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Accounting Firm